INVEST IN **DOUGHP**

America's favorite mission-driven cookie dough. (AS SEEN ON SHARK TANK, twice!)


LEGIT COOKIE DOUGH.
DOUGHP

doughp.com Las Vegas NV

Female Founder | Food & Beverage | Ecommerce | B2C

Highlights

1. $13M lifetime revenue; $3.9M in '22.
2. Sold in 1,000+ doors within 1st year of retail launch (Costco, Walmart, Target, Kroger, & more!)
3. Appeared on Shark Tank - TWICE. '19 and '22. Episodes re-air every month or so, all over the world.
4. Ranked #16 in Inc 5000 fastest-growing food & beverage private companies. (2021).
5. FIRST company to ever successfully repay its Wefunder investors (from our 2018 rev. share raise)
6. Passionate founder started Doughp after getting sober; named Forbes 30 Under 30, Vegas 40 Under 40.
7. Donated more than $100,000 to mental health & addiction recovery non-profits.
8. Barbara Corcoran said: "I don't think I've ever met a more sophisticated owner in my life"

Our Team



Kelsey Moreira Founder & Fearless Leader

After getting sober, Kelsey Moreira left 10-yr tech career to start Doughp. She's appeared on Shark Tank, Forbes 30 Under 30, and more. Kelsey is a passionate advocate for mental health & recovery, leading Doughp's #Doughp4Hope initiative.

> I rediscovered my love of baking in early sobriety! I was experimenting w/vegan baking (spoiler: I sucked at being vegan! Doughp has butter!), and used a great egg sub in my cookie dough allowing it to be eaten raw AND baked! YUM! It's so much more than just a sweet treat, though. Our mission is what keeps me pushing through day in and day out!



Israel Moreira Co-CEO

Israel is a civil engineer turned entrepreneur. He is now co-CEO@Doughp, leading its D2C expansion from 0 to $3.9m in revenue in 2y. His diverse background in engineering, consulting, and project management makes him a valuable asset to this team.

Hey, we're Doughp!

Hey! I'm Kelsey, founder & fearless leader of Doughp (say it, "dope"!) We're the country's favorite edible & bakeable cookie dough company shipping nationwide and now carried at select locations of Costco, Target, Kroger, Meijer, Harmons, and more!

After 6 years in business, we're finally opening up a chance for our community to join the Doughp family OFFICIALLY and help us take Doughp to new heights!


DOUGHP
COOKIE DOUGH DROPS


DROPS
DOUGHP
DROPS

If you're new to Doughp, the first thing to know is that we are SO much more than just cookie dough.

We do make some ridiculously tasty cookie dough, but we are on a mission to break the stigma around mental health & addiction recovery. Through our Doughp4Hope initiative, we raise awareness in the community, walk the walk with mental health practices inside the company, and donate 1% of all sales to nonprofits in the space. We've donated more than $100,000 to date!

Pretty sweet, right!? Let me tell you my story and you'll see what we're all about!

I started Doughp in 2017, off the heels of a 10-year career in tech. At just 16 years old, I had the amazing opportunity to start work at Intel. I learned an incredible amount during this experience, but it really sped things up for me from just being a kid to being an adult real quick.


intel
KELSEY WITHEROW
intel
KELSEY WITHEROW
intel
KELSEY WITHEROW

Unfortunately, my troubles with anxiety had begun in my early teen years and only accelerated as I entered corporate America. Without healthy mental health coping skills at the time, I leaned on alcohol through the years, using it as a way to "fit in" with what I thought was the cool crowd and not deal with my emotions.

After facing my issues with alcoholism, I made the (amazing!) decision to get sober in 2015. Although at the time it felt like my life was ending, I realize now it was only beginning!

In early sobriety, I got the chance to figure out who I am, what I like to do, and more. One of the biggest realizations was how much I love to be in the kitchen! Baking was like a meditation for me in my recovery journey. Able to focus on the precision of the recipe, I could quiet my mind and really be at peace while baking.



I loved to bake as a child and share so many happy memories with the women in my family baking — and naturally, sneaking a bite of any dough/batter that remained! My love of baking really works out well seeing as I have a massive sweet tooth!



The joy I feel watching someone else light up trying a bite of what I created... there's nothing quite like it! So nights and weekends over my first year of sobriety were spent largely in my kitchen - whipping up cakes, cookies, brownies, truffles. You name it, I made it! I'd bring the baked good into the office and slowly but surely, the requests started pouring in asking if I could make some cupcakes for their kids birthday party. Or a cake for this event. And on it went!

Within that first year, I was moved to San Francisco for a new job inside of Intel and, like many who move to the Bay Area, I attempted my hand at veganism.

Spoiler: I totally sucked at it... I love butter way too much! (Who can relate?!) Over time I developed what I'd call a quasi-vegan baking style! Using butter in my baked goods, but I still wasn't eating eggs at the time so I held onto an awesome vegan egg substitute using flaxseed!


Bake

Cookies have always been my favorite when baking - namely because I loved the dough but also the versatility in flavors you can make! This butter-filled but eggless style of mine led to a massive "ah-ha" moment when I realized my favorite cookie dough recipes were now totally safe to dig into raw - and I could bake some into cookies when I wanted a warm cookie as well! Win win!

All the bells were ringing... I'd get the chance to make something I love, watch other people light up when they try it, AND be solving a problem we all face in the kitchen when baking! No more getting your wrist slapped when you go in to sneak a bite off cookie dough, what if you could have as much as you wanted? Guilt free!

By removing the risk of salmonella (by making it without raw eggs!) and the risk of e-coli (heat-treated flour), everyone can finally enjoy cookie dough like they've always wanted.

I set my sights on starting a really dope dessert brand... hence the name Doughp was born! I went to a wood shop in SF to get help building my first food cart for $500. Then I found a commercial kitchen in Oakland who was willing to take me in ahead of a months-long waitlist and whipped up my first 100lbs of cookie dough!

I set out on April 20th, 2017 and had the **first day serving up Doughp and we sold out in three hours!!!** I knew I was onto something.


Legalize

We were accepted into a popular food truck park in San Francisco's SOMA neighborhood and I began setting up shop nearly 7 days a week! I started running catering business and opened up some wholesale opportunities, too! It was such a grind in the beginning, figuring everything out as a I went - but I absolutely loved it!



It was my 2-year sobriety anniversary on September 14, 2017 and on that exact date we wound up having a grand opening for our very first store! It was just a kiosk at the time, but I was so excited to open up a real shop! (We'd finally be able to load up for catering events and pack orders somewhere other than my tiny apartment!)

For this grand opening, I put on the Facebook event that we were celebrating my 2-year sober birthday and you'll get 20% off if you say "It's Doughp to be sober"

at checkout. The response I got was incredible! Messages coming in from people a few weeks sober asking if I knew of any good 12-step meetings in the city, and from some people many years sober saying how cool it was that I was sharing this publicly.

This was my next big ah-ha moment. I realized that there were so many of us out there who are in recovery or are struggling with their mental health and yet we feel like we're the only ones! I knew I could use Doughp's platform for good both to keep elevating the conversation around these topics, but also to raise funds for those making progress in this space. Doughp4Hope was born!


#doughp4hope
Hope with every bite.
BUY DOUGHP GIVE HOPE
Elevate the conversation
For our community, we bring honest, unfiltered conversation and lift up real stories from our fans & the broader recovery community. Join Kelsey every Monday for our Mental Health Monday livestream on Instagram!
Walk the walk at Doughp
As a designated Recovery Friendly Workplace with a robust mental health policy, we encourage our team to bring their full selves to work. We keep it real every week, talking about what's really going on - beyond the job.
Game changing donations
We donate a portion of every sale to SHE RECOVERS® Foundation, with a minimum guaranteed donation of $30,000/yr. SHE RECOVERS is a non-profit charity with a mission to connect, support and empower women in or seeking recovery.

Later that year, I was contacted by San Francisco's famous PIER 39! They'd been hearing about my concept and wondered if I'd be interested in opening a store on the PIER! Having grown up in Northern California, this was a dream come true! We opened up this storefront in February of 2018 and wound up doing just shy of $1M in revenue our first full year of business. I remember calling my Dad saying, "Can you believe?! A MILLON DOLLARS of cookie dough!" I had no idea we'd wind up selling more than $13M in the years that'd follow.


LEGIT COOKIE DOUGH.
illy

To help fund our early expansion, I ran a debt round on Wefunder for ~$150k! (This debt raise was set up with a revenue-sharing model to be repaid.) We raised the funds incredible quickly and 3 years later, **we became the first company to ever successfully fully repay our Wefunder investors!**

We spent the first two years of the business heavily focused on the brick & mortar concept with our scoop shops. It was a great chance to get an incredible amount of people in to experience Doughp in person and see our mission come to life firsthand, too, through various activations in the store. We were serving more than 20,000 new customers a month during the summer at the PIER, so I set my sights on our next tourist location and went to seek funding on a show you may have heard of!

I went to an open casting call for Shark Tank in San Francisco in 2018 and joined the approximately 120 entrepreneurs to be filmed that season out of more than 40,000 applicants! I was filmed for Shark Tank just 2 days before my 3-year sobriety anniversary... the gifts of recovery just kept stacking up!


legit cookie dough
DOUGHP
LEGIT COOKIE DOUGH.

I went in the Tank seeking funds for a storefront on the Las Vegas Strip! (Where better to bring my message of mental health & recovery than to the heart of Sin City?!) The Sharks had some incredible things to say about my skills as an operator:

- Barbara Corcoran: "I don't think I've ever met a more sophisticated store owner in my life"
- Robert Herjavec: "You're an amazing operator - in the top 10 who have ever walked through these doors."
- Mark Cuban: "Everything about this says it's a great investment."

In the end, the Sharks decided cookie dough wasn't "healthy enough" and I left the Tank without a deal and it was the best decision I could've made! I found

outside capital a few months later and was able to open a brand new cookie dough bar on the Strip in March of 2019!


LEGIT COOKIE DOUGH
DOUGHP

Our first appearance on Shark Tank aired in May of 2019, and I was flooded with thousands of people who wanted to invest, open franchises, and some who just wanted to say how moved they were to see me sharing my sobriety on a national stage! Some had lost loved ones to the disease of addiction, others had loved ones still struggling... being able to bring up a topic otherwise so hidden in the shadows gave them comfort and that makes it all worthwhile.

2019 was a big year! I also got married (YAY!) and my husband wound up joining the company as co-CEO. It's thanks to him we decided to double-down on e-commerce in late 2019. Incredible timing given what would come in 2020.

As the world came to a standstill, e-commerce was skyrocketing to new heights. Paid advertising was more effective than ever and we grew the business from ~30 boxes a month in November of 2019, to shipping out more than 3000 boxes a week in April 2020! And we were able to net around $60,000 in profit that month, for example.


DOUGHP
HOW IT STARTED
HOW IT'S GOING

By late 2020, due to the tourism industry being hit hard by the pandemic, we made the difficult but necessary decision to close the physical storefronts and lean into what was working; e-commerce! Turns out this was undoubtedly the best choice we could've made and led us to closing $2.5M in online sales of our total $2.7M in 2020 revenue. NOTE: in every reference of revenues, we're referring to gross revenue.

After 2020's operational growth spurt, by the end of that year we had our feet on the ground with a solid production & fulfillment network and were ready to look at what was on the horizon for Doughp to truly become a household name: retail!

We continued to grow our e-commerce business to $3.9M in 2021 and spent that year working on developing relationships with retailers and had an unbelievable response! They LOVED the product (many buyers saying it was hands down the best cookie dough they've ever tried... and they've had to try a LOT!) and they LOVED the mission and knew their customers would, too.

Doughp went from ~20 retail locations in 2021 to more than 1000 retail locations coast-to-coast at some of the biggest names we could imagine by the end of 2022, including:

- Costco
- Walmart
- Target
- Kroger
- Meijer
- And more!


COSTCO
WHOLESALE


TARGET
Kroger
Walmart
meijer
600

UNREAL! I had to pinch myself as we continued to get approval to launch in all these retail juggernauts. So cool to see us in-store in real life, knowing our message of mental health & recovery was making it into kitchens all over the nation!

In July 2022, we were invited to do a 4-day roadshow with Costco for a new location they were opening up and it was a massive success! We were the #1 selling frozen item that week, company-wide! We boasted an unbelievable 50% conversion rate during that event; for every 2 people that sampled our product, 1 person bought it. I had a blast getting to share Doughp with so many new people! (Plus, bonus points that I was able to meet the Costco CEO at that grand opening... he loved the Doughp and even went in for a second sample!) Costco has re-ordered and we'll be doing three more roadshows this summer!


COSTCO
WHOLESALE
DOUGHP
LEGIT COOKIE DOUGH
RIDE OR DIE
CHOCOLATE CHIP COOKIE DOUGH DROPS
PARTY BAG!
LEGIT COOKIE DOUGH


COUNT THE WINS
Costco Roadshow
4-day Roadshow; Costco in College Station, TX
Averaged 356 units sold per day
3000 samples given out 1424 units sold
~50% conversion rate: for every 2 people that tried 1 bought it
Doughp was #1 selling frozen item that week compared across all of Costco, company-wide.
Bottom line: When people can try it, THEY BUY IT.
See Kelsey meeting Costco's CEO at the event! He loved the dough! (below)
DOUGHP

By the end of that year, we had to stop seeking new business and focus on the rollout of existing accounts and finding funding to support the marketing demands of this channel, too. The good news is:

- **Target expanded our storecount by 20%** at the next review
- Costco **re-ordered another 3 full truckloads** of product and has us on for 3 more roadshows this summer in Texas! Another region of Costco is also looking at bringing us in!
- One of our big retailers is interested in taking us national this year saying they want to "move fast" after seeing us **hitting benchmarks out of the gate and outpacing the category** in a number of areas; This expansion will **increase our door count to more than 4,000** in total!

Without the capital to spend on promotions, demos, and marketing for retail, we know there's even still so much room to grow! As our first year in retail wrapped up, my brain got to thinking about what else we could do. What maybe isn't getting across to a consumer when it's sitting alone on a shelf vs. the times we're there selling it like hot cakes at that Costco roadshow, for example!

Our first year in retailed boiled down to these key learnings:

1. (1) Pricing: In some stores we wound up hitting shelves as high as $10/pouch of our snackable, bakeable bites! (OUCH!) That's a steep ask for a new-to-brand person to try us out. Across the board, we knew we needed to get down from an $8-10 average retail price closer to the $6-7 mark. We've

started rolling out this price decrease over the last couple of months and are seeing an impact!

2. (2) Packaging: Being focused on brick & mortar and then e-commerce gave us a lot of space to explain. Explain who we are, what we sell, why it's awesome, how it gives back to our mission and more! In retail, we're granted approximately 5 seconds of someone's time and from about 5 feet away. We realized our packaging needed to be updated to share the most key things: 1) it's cookie dough and 2) your purchase supports a good cause. Our new design gets that across straight away!


DOUGHP
LEGIT COOKIE DOUGH
RIDE OR DIE
DOUGHP
COOKIE DOUGH
CHOCOLATE CHIP
RIDE OR DIE

CURRENT PACKAGE **NEW PACKAGE**

(3) Promotion: Our sales in retail to-date have been largely just the product of them sitting on shelf and seeing how we can move the needle with our owned audience. We've put a mere ~$60,000 in total towards retail promotions like Aisle. But with more funding, we will be able to lean heavily into sampling. When they try it, they buy it! Like the Costco roadshow we mentioned above, for every 2 people that tried it, 1 bought! We will be getting a demo crew on the road, region-by-region to support these retailers and introduce customers to the brand, and get Doughp into their carts!

(4) Placement: This may have the biggest impact of all our learnings... where we're at in the grocery store. We made the decision to launch in the frozen novelty set (think ice cream bars, popsicles, etc.) because of our shelf life. We knew having 1 year frozen could safeguard us from buy backs for expiring products. But we've learned three important things since then:

1. (a) Our customers are looking for us in refrigerated cookie dough, not in the freezer. Nearly 80% of them in a survey with more than 1000 respondents said the refrigerated dough section is where they'd think we'd be in a grocery store.
2. (b) Our refrigerated shelf life is actually better than we thought! With the packaging we use now and enhanced sealing methods, we're near 90 days on a refrigerated shelf life. Double what we had previously!
3. (c) The break n' bake category is ripe for shaking up! It's been long run by Nestle and Pilsbury and has seen incredible success from a new entrant who's serving the gluten-free and vegan market. This break n' bake category is a format that customers know and are looking for a product like ours. Doughp is able to hit the sweet spot serving customers who love gluten & butter but want to support an emerging brand, want more unique flavors, and want to know the brand is using ingredients you'd find in your own pantry. Check, check, and check!

   After 6 years and more than 6,000 5-star reviews from customers, one thing is for sure: **Our product is incredible and our brand resonates with consumers.**

We're stoked to put our learnings into action with our current retailers and our excitement is overflowing at what's possible by navigating into the refrigerated cookie dough set where customers are looking for our product! There are new opportunities arising for us in the food service space that will really move the needle on revenue, as well. Up, up and away!

After years of Doughp fans asking if they can invest in the business, it's finally here. We are growing at light-speed and need additional capital to fuel this growth; including expanding our team and investing in R&D and marketing for retail growth. We've tested the waters last year, asking who from our community might be interested in investing through a **Community Round petition and had over $100,000 pledged** in a matter of days. See what they had to say below.

Doughp has been the most fulfilling journey. It's hard to believe one decision to get sober back in 2015 has led to this much, but it's even more awesome to know we're just getting started! Join the Doughp family and invest today.

As always, Have a Doughp day!

Kelsey

Founder & Fearless Leader

Doughp


"Great cookie dough combined with a mission to empower women on the road to recovery. What's not to love?"
Karrye Braxton
"Getting behind a company that is passionate about creating and distributing a great product with a great message is very uplifting for the current state of the world"

"Because I believe in the business and the idea and goals behind it...and it's freaking delicious "

Andre Hollingsworth

"Always look for god companies to invest in."

Christopher Aragon

"It's an enjoyable treat and the owner has a passionate story. "

Kristina Lynn Ray

"I love the mission that Doughp is involved with. I am thankful that people still have a heart to help others especially when they have went through it. I know it is really hard for some people to overcome their addiction, I have seen it first hand in my family. I had temporary custody of 5 of my cousins for over a year, and now permanent custody of 1. I pray everyday for the parents. Bless this company and their mission. "

Amber Bond

"I believe in Doughp because it is the first edible cookie dough company I became addicted to, (pun intended). Also, the owner Kelsey is so passionate about mental health awareness, and I think it's admirable how much they contribute towards this cause on a regular basis. I'd love to see Doughp continue to grow and change the world! "

Dena Lumbang

"Not only does Doughp have an amazing product (cookie dough, yum!) and brilliant customer service, their mission to support women in recovery proves them to be a product worth supporting. I've eaten my body weight in cookie dough, and sent at least as much as gifts to friends and family."

Laurie Hupman

"I first would like to say that I absolutely enjoy the product but I LOVE the mission of the company. The company certainly does a lot to empower women but their message touches anyone. I´m not a rich person but would like to invest what I can afford. Thank you for the consideration."

Chris Duggan

"I'm nearly 46 and have loved cookie dough since I was a little girl and my mom would let me lick the beaters when she was making cookies. I've tried many different brands of commercially prepared dough and hands down, Doughp is the best. My 18 year old daughter agrees."

Janet Davis

"I absolutely love Doughp and the mission behind it. I've been a huge fan since the very first day I found about it. Not to mention, that cookie dough, is quite doughp, and I'd love an opportunity to invest in, and watch this small business soar. "

Rashida Ramsee

"My wife is an avid and talented baker. Her favorite treat is cookie dough! When she was pregnant recently, I surprised her with a range of doughp products, I immediately won the Best Husband award. Love your mission and your dough is delicious!"

Joseph Hunt

"I want to support a business that believes in giving back and community responsibility. I also have been enjoying their cookie dough for years now and would love to be an even larger supporter."

Adam Varnet

"I've been impressed in the growth that Doughp has since they've gone from being in shark tank to being in big box stores! I love their mission of prioritizing mental health and sobriety."

Kelly Moses

"The mission of the company is one that is close to my heart and is helping out the community. Also, the product is versatile to meet a growing demand in the market."

James Widener

"If it was just for the cookie dough, that would be enough. But the redemptive story and purpose behind the dough is worth every penny of investment - and then some!"

Joshua Wesolek

"I think mission driven companies are so important! Doughp would be a great example of a for-profit company that is giving back and focused on more than just money! "

Timothy Owings

"I think this is a great opportunity to get behind a brand that has the ability to change the DTC treats world, and they have innovative great tasting cookie dough!"

Dennis Bernstein

"I would love to be part of a company so dedicated to increasing the conversation around mental health while putting out an unmatchably delicious product! "

Rachel Goldberg

"Kelsey is an outstanding entrepreneur. I'd back her any day. And Doughp is pure awesome. Great product. Great story. Great people. Doughp to the moon. "

Jonathan Fudem

"Incredible stuff, really cool company, beautiful IG 😋 "

Andres Kupervaser-Gould
Founder, small check angel investing and helping founder build their companies!

"I'm amazed by this team, after invested in 2018 it seemed like there were a lot of struggles and Kelsey and her team pushed through on skill and just sheer grit. Now I'm happy to say with their rev share I've not only made back my initial investment but I'm up as well! I'd happily contribute more to help them succeed as the product and more importantly they are just amazing entrepreneurs. "

Patrick POHLER
Founder of the real estate API company RetsRabbit.com. Now a Product Mgr @ realtor.com. Implements #NerdAbstractionLayer

"Invested in Doughp's debt round a few years ago. It was the first investment that had a positive exit for me. I have also really enjoyed the creative flavors I've tried over the years."

Andrew Coppola
Experienced Director of Operations/Engineer in the food industry interested in investing in exciting brands.

"Kelsey rocks!!"

Todd Christ
Cloud Solutions Architect with over 30 years in the tech industry

"I like cookie doughp ;) Plus the founders are sick. "

Joshua Webster
American born, Nepali raised, Canadian Educated. Moved every year for 10 years. Obsessed with chocolate milk, tectonics, and geopolitics.

"I am passionate about overcoming addiction with healthier choices!"

Kayla Talbot

Investor Pitch Deck:



DOUGHP
DESSERTS
April 2023
SHARK TANK
WBENC
Inc. 5000
2021



BEHIND THE DOUGH
Founder & fearless Leader, Kelsey!
2007
2016
2019–20
2023–FUTURE

Started at 16 and hustled for a decade in high tech product marketing & earned BS in marketing, all while struggling with alcoholism.

2015

Confronted her issues with alcohol and got sober in September 2015 (More than 7 years now – HECK YES!)

Started figuring out what makes ke sey, ke sey. Baking nights & weekends + venturing into veganism, well, partially. (yay, butter!)

2017

Took the leap, quit her career and started Doughp in 2017, ready to make the world a little sweeter, ready to do things different.

Made a splash by being featured on **Shark Tank**, named a **Forbes 30 Under 30**, and **Vegas 40 Under 40**.

2021-23

"...through these doors."
-Robert Herjavec

"I don't think I've ever met a more sophisticated owner in my life."
-Barbara Corcoran

Growing at lightning speed and "taking it to the streets" through leading retailers, being featured a second time on **Shark Tank** and bringing our message of hope to **500,000+** customers and counting!

Foster existing partnerships with Costco, Target, Meijer, Walmart and others, accelerate growth trajectory growing into other channels.


30 30
WBENC

OUR MISSION

To be the one of the leading dessert brands in the world, with the biggest heart.

How we'll get there:

- Building an incredible, authentic brand.
- Delivering on 100% happiness guaranteed.
- Making products that have nostalgia built into each bite.
- Operational excellence, company-wide.
- Giving back to reduce the stigma around mental health & addiction recovery.



COMPANY VALUES

Keep it real.	In it *together.*	Spread joy.	Move fast	Own it.	Crush no's.
Transparency, respect and authenticity across work life & home life.	Teamwork makes the dream work; we do our best work together.	Make every day the best day ever for you and our customers.	Never sit on auto-pilot, never stop learning. Just keep creating.	Ditch the status quo and don't be afraid to make mistakes & learn from them.	There are no obstacles too big to overcome, just new paths forward.

#doughp4hope

Hope with every bite.

BUY DOUGHP GIVE HOPE

Elevate the conversation

For our community, we bring honest, unfiltered conversation and lift up real stories from our fans & the broader recovery community. Join Kelsey every Monday for our Mental Health Monday livestream on Instagram!

Walk the walk at Doughp

As a designated Recovery Friendly Workplace with a robust mental health policy, we encourage our team to bring their full selves to work. We keep it real every week, talking about what's really going on – beyond the job.

Game changing donations

We donate a portion of every sale to SHE RECOVERS® Foundation, with a minimum guaranteed donation of $30,000/yr. SHE RECOVERS is a non-profit charity with a mission to connect, support and empower women in or seeking recovery.

What's ahead...


DOUGHP
COOKIE DOUGH DROPS

Executive Summary

Doughp is at an inflection point in its lifecycle, looking to raise capital to support its accelerated growth after entering big box retailers in 2022.

Leading Dessert Brand	Doughp is a leading premium dessert brand targeting Millennial and Gen Z consumers, having served 500K customers since inception, with 200K+ social media followers, 275K+ email list, averaging ~2 million annual website visits and two national TV appearances on Shark Tank, 2019 & 2022.
Favorable Tailwinds	Large and fast growing $8.6B addressable market[1] in refrigerated and Frozen Desserts & Novelties category, which was not only resilient but also grew during the prior recession (refer to *Market Overview* section for more details).
Nationwide Distribution	After starting in brick & mortar to validate the market, built out a direct-to-consumer business on Shopify, which grew significantly during COVID benefitting from the e-commerce boom and increased desire for comfort foods during challenging times. In 2022, shifted marketing spend from DTC to focus on retail expansion, reaching 1,000+ doors in under a year, at select locations around the country at Costco, Walmart, Target, and Kroger – expected to scale in the coming years.
Expansion Plans	As brand awareness continues to grow alongside national retail expansion and online marketing, Doughp has the ability to extend the product across several categories, enter additional sales channels (airlines, cinemas, and more), as well as the potential for licensing and high profile brand partnerships.
Inspiring Team	Energetic founder, Kelsey Moreira, spent 10 years at Intel before getting sober & starting Doughp; she's a 2020 Forbes 30 Under 30, a two-time Shark Tank alum, and a thought leader in entrepreneurship & recovery advocacy. Versatile Co-CEO Israel Moreira, brings 13-years of international cross-industry operations experience as a certified PMP, including at Deloitte and Hochtief AG.

Company Overview


DOUGHP

People LOVE cookie dough.

Doughp brings *spoonlickers* together.
(So forget what your momma told ya!)



No, seriously. They *really* love it. We've sold $13M of cookie dough since inception.

Can't stop, won't stop. Since we started slinging dough in 2017, we've grown revenue on average more than 90% annually.


DOUGHP
COOKIE DOUGH DROPS

COMPANY EVOLUTION

Proven ability to forecast & pivot with evolving market landscape


RETAIL
DTC
BRICK & MORTAR PHASE
$0.2
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$1.2
$1.2
$0.1
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2017A
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$ in Millions
DTC
Retail
Brick & Mortar

Launched 2 brick & mortar stores in Las Vegas and San Francisco to validate product market fit.

Transitioned into DTC via Shopify and Amazon to increase brand awareness across the US.

50% YoY growth in DTC. Initial conversations with retailers for distribution.

DTC revenue down YoY due to significant $1M reduction in online marketing spend to preserve cash for inventory build ahead of large retailer rollout.

TRIED & TRUE PRODUCT LINES

Edible & bakeable cookie dough


~50 drops
~90 drops
DOUGHP
COOKIE DOUGH DROPS

Product	8oz Cup	16oz Pint	10oz Pouch	32oz Pouch
MSRP	$4.99-$6.45	$7.99-$9.45	$5.99-$7.45	$9.99-$10.99
Channel	Conventional, DTC	Conventional, DTC	Conventional, DTC seasonally*	Club
Category	Refrigerated Cookie Dough / Refrigerated Snacks/Desserts	Refrigerated Cookie Dough	Frozen Novelty Desserts	Frozen Novelty Desserts
Flavors			and Mixed Bag	

Plus unique limited edition flavors for DTC, more than 73 since 2017

CHANNEL DISTRIBUTION STRATEGY

Off to a hot start



- Years of e-commerce and B&M storefront experience give us rich consumer insights, a loyal online following, a compelling brand, and deep product and category knowledge – all of which we're leveraging as we burst onto the retail scene.
- Our robust e-commerce business and loyal online tribe allow us to quickly test new product lines and flavors, thus gathering feedback to improve speed of successful retail rollout.
- The focus is on rapidly scaling select markets (CA, West, MidWest) with strong distribution with KeHE and UNFI followed by nationwide availability – at retail and other channels e.g. c-stores; entertainment venues; colleges & universities, etc.

Plus, nationwide D2C business through DOUGHP amazon


2021: 20 Retail Doors
HARMONS
2022: 1,000 Retail Doors
Smith's
FredMeyer
HARMONS
meijer
Walmart
Costco

THE DOUGHP DIFFERENCE

Sizing up the competition…

	Edible & Bakeable	Unique Brand Design	Mission Forward	Safe at room temp	Real butter	Brown Sugar Only (Less Sweet)	Certified Delicious
DOUGHP	✓	✓	✓	✓	✓	✓	✓
Immaculate	✗	✗	✗	✗	✗	✗ Cane sugar	✗
Nestle	✓ + ✗	✗	✗	✗	✓	✗ Cane sugar	✗
Ben & Jerry's Chunks	✗	✓	✗	✗	✓	✗ Cane sugar	✗
Pillsbury	✓	✗	✗	✗	✗	✗ Cane sugar	✗
Sweet Lorens	✓	✗	✗	✗	✗ Palm oil	✗ Cane sugar	✗
The Cookie Dough Cafe	✗	✓	✗	✗	✓	✗ Cane sugar	✗
Eat Pastry	✓	✓	✗	✗	✗	✗ Evaporated cane juice	✗

MEET THE TEAM

The Doughp Crew


Kelsey Moreira
Founder, Co-CEO
Israel Moreira
Co-CEO
Experience from
Deloitte.
Advisory Board
Madalyn Friedman
Frank Zamponi
Shay Pantano
Lauren Clough

Brand & Marketing Overview


DOUGHP
YOU WANT S'MORE!?

MORE THAN 6,000 5-STAR REVIEWS

Meet our *spoonlicker*

Spoonlickers dig into life.

- **Millennials**
- **Young Parents**
- **Gamers**
- **Conscious Consumer**
- **Young Professionals**
- 28 yo Average Age
- M/F 50/50 Split
- 42% HHI > $100K
- Nationwide Appeal


MONEY BACK
100% HAPPINESS
GUARANTEE

★★★★★ "Honestly, I've never dealt with a company that has better customer service. I couldn't be happier with my purchase :) delicious" –COTY M.

★★★★★ "Doughp does not disappoint. I don't know if I've ever tasted cookie dough so fresh that wasn't taken out of the bowl. I will definitely buy more." –JENN

★★★★★ "The dough is soft, sweet and so delicious. We loved every single bite! My 7 year old is already asking for more! Great product. You've gotta try it!" –ASHLEY

"Best cookie dough EVER"



...and they really love the mission.



A BADASS BRAND WITH HEART

Brand assets

A badass brand with a big heart, brought to life with strong (drool-worthy) visuals and an even stronger message about our mission.

BRAND BOOK Comprehensive 35-page brand guide



PHOTOGRAPHY Thousands of photos & videos



A BADASS BRAND WITH HEART

Brand assets

A badass brand with a big heart, brought to life with strong (drool-worthy) visuals and an even stronger message about our mission.

CUSTOMER LISTS Email (270k) & SMS (37k) programs


MENTAL HEALTH
FREE tastes great!
RECOVERY IS SWEET

WEBSITE New site (10/31) increased conv. rate 92%


BUY DOUGHP, GIVE HOPE
DOUGHP

A BREAK-OUT BRAND

Brand loyalty is critical. Our fans stick around.

- More than 200k followers on social media; 120k followers on IG, 37k on FB, & 60k on TikTok with >1.1m likes
- 270k email list with 50% engaged in last 90d
- Average ~2 million annual website sessions to doughp.com
- **543 million impressions** on Facebook/Instagram since 2020
- 98% new customers each month at high-traffic tourist storefronts for 3 years (PIER 39 and the Las Vegas Strip)
- Two national TV appearances on Shark Tank, which still re-airs every 1-2 months all over the world
- Named #16 in Food & Beverage for 2021 **Inc 5000** Fastest Growing Companies
- NPS Score 87 (*>30 is good, >50 is excellent, >60 is world class*)
- Coverage in more than 30 different news outlets

58%	$129	65%
DTC Gross Margin	Lifetime value of subscriber	Subscription Retention Rate
13x	32%	1.4%
ROI on SMS Program	% of repeat purchasers who buy again within 90D	Refund Rate


SHARK TANK
food
BUSINESS INSIDER
FORTUNE

GO-TO-MARKET IN OMNI-CHANNEL

Driving sales in-store & online



AWARENESS

Digital Marketing
Drive awareness via paid social, SEO, SEM and affiliate marketing. Paid social driving geo-targeted ads within 25 mile radius of a location with Doughp

Influencer Activation
Engage brand-aligned influencers with strong national reach

PR
Leverage compelling founder story and mission to create awareness via TV, Podcasts, Print, radio, and social media

Owned Audience
Building the buzz around retail launches to segments of our 270k person email list and 36k SMS list

TRIAL + REPEAT

Drive Purchases at the Moment of Truth
Deliver disruptive purchase incentives through vehicles like Instacart Ads and Aisle

Tasting is Believing
Activate in-store sampling: a recent Costco roadshow sampling event boasted a **50% conversion rate.** When they try it, they buy it!

Top of Mind
Doughp has disruptive brand messaging that would excel in geo-targeted OOH - concentrated around key retail locations


Text us for a free bag!

MARKETING OVERVIEW

Scaled back ad spend to focus on retail, reflecting reduced return after 2021's iOS 14 update


2017A
2018A
2019A
2020A
2021A
2022A
Marketing Spend
Marketing % of Revenue

- Marketing spend ramped quickly in 2020 as strong return on ad spend (ROAS) delivered rapid customer adoption in DTC channel (with marketing reaching ~55% of revenues in 2021)
- **Apple's 2021 iOS 14** privacy updates significantly reduced the ability for many brands to effectively target customers, resulting in dramatic declines in advertising efficiency (see below). As a result, Doughp scaled back marketing spend dramatically in 2022 due to reduced ROAS.
- 2021's ad spend garnered **540MM+ impressions** and increased brand awareness to bolster Doughp's retail launch.

Apple's privacy update

Apple's change in privacy around ad targeting in 2021 had a significant impact on the digital advertising market, reducing average mobile advertiser ROI by 45%. As of mid-2022, there is word that Apple may soon rollback some of those changes.

"Apple's crackdown on in-app tracking upended the digital advertising industry and crippled advertisers' ability to know whether their mobile ads were working. It forced them to look elsewhere to spend their dollars." DIGIDAY	"We believe the impact of iOS overall is a headwind on our business in 2022. It's on the order of $10 billion, so it's a pretty significant headwind for our business." Meta	"A year ago with iOS 14 and IDFA changes and what Apple did with privacy, put us in a position where we lost a ton of visibility that we had via social media channels to build out these personas and to see what people's behaviors are doing." solo brands	"One of the big themes in e-commerce lately, and no doubt in advertising at large, is the impact that Apple's privacy changes to the iOS 14 that caused shock waves through the ad world and specifically through Facebook and Instagram." EMERGE

COSTCO MARKETING CASE STUDY

Email, SMS, Social

EMAIL & SMS

- 3/30 Costco Announcement Email - with a open rate of 49.0%
- 4/14 Costco Letter to Fans in Plain Text to Texas Region - with an open rate of 33.0%
- 6/15 & 6/17 Costco Aisle Promotion Email to Texas Region 34% Open Rate



SOCIAL MEDIA

- **Instagram Posts:** Reached 46,266 unique people, 55,764 impressions, 2,947 accounts engaged 1,177 profile visits, 532 comments, 327 shares, 74 bookmarks
- **Instagram Stories:** 15 total Costco Related stories, 16,037 accounts reached through Costco stories on the Doughp account
- **Tik Tok:** 2 Costco related Tik Toks with 17K Views

88,939 OPENS!
Via email & text

90K + IMPRESSION
Via Social Media



COSTCO MARKETING CASE STUDY

Aisle Campaign

Overview: Unique product sampling program to offer a FREE bag of Doughp at Costco.

Customers purchase as full price then text image of their receipt, for reimbursement. Activated Cross-channel to drive trial at Costco TX Locations.

Sign-ups: 4935
Conversions (bags sold): 1184
Conversion Rate: 23.99%
Total marketing spend: $21k

Landing Page HERE
Email/SMS: 6/15 & 6/17 Email & SMS Push
Digital Ads: Geo-targeted Ads
Direct Mail: Targeted to 6,100 online Doughp customers who live in 10 mile radius of Costco w/Doughp


TEXT US FOR DOUGH!
TEXT US FOR FREE DOUGH!
FREE COOKIE DOUGH
DOUGHP

COSTCO MARKETING CASE STUDY

Facebook Groups

COSTCO FINDS is the largest Costco specific private Facebook group with **1.1M** members from all over the US. Doughp received several incredible shout-outs from new to brand customers garnering **500+** likes.

@Costcobuys Costco Specific Instagram page with **575K Followers,** Reels received **285K Views, 3836 likes,** & **87 comments.**

@Costcosisters with **123K** dedicated followers for Costco lovers, hosted a branded Giveaway with **802 entries,** and **1617 likes!**



Growth Opportunities


DOUGHP
PEANUT BUTTER COOKIES & CREAM

NEXT STOP:

World cookie dough domination

With DTC driving the product innovation funnel and providing a quick market test, we're able to apply those insights to the retail channel for rapid, efficient scaling.


Symbiotic Omni-Channel Relationship
DTC
RETAIL


Current: ~70% of revenue
Long Term Goal: ~20% of revenue
Current: ~30% of revenue
Long Term Goal: ~80% of revenue
Direct to Consumer (DTC)
Strong customer relationship increases brand loyalty and strengthens mission
Retention marketing – subscription strategies to grow customer LTV and reduce new customer acquisition budgetary needs
Feeding our product innovation engine: Testing ground for new flavors & formats, with quick, comprehensive customer feedback before retail rollout
Exclusive online-only flavors to support subscription model and protect from cannibalization
Retail
Strong DTC business & customer base supported mass retail adoption with strategic regional grocers, promotional calendars to drive trial & repeat and DTC advertising supports brand awareness on-shelf.
Conventional: Heavy focus on Target, Meijer, Kroger, and Walmart to capitalize on national brand awareness and achieve nationwide distribution faster
Club: Strong partnership with Costco TX supporting new rotations, goal to become in-line / expansion into other regions, such as Bay Area where the Company was founded and international markets. (currently in discussions for Bay Area, Japan, Taiwan, South Korea).
DOUGHP INC • CONFIDENTIAL INFORMATION
28


BRAND EXTENDABILITY
Much more than "just" cookie dough
INNOVATION PLATFORMS
PRODUCT EXTENSION
Ready to eat cookies
Ice Cream
Condiments
LICENSING
Both inbound and outbound.
Themed Doughp flavors for TV shows/movies, sports teams, etc
Häagen-Dazs
DOUGHP
COMMERCIAL
Speaking engagements featuring founder and fearless leader Kelsey Moreira (already happening!)
Feature on Chef's Table (Netflix) or similar documentary
MasterClass
PARTNERSHIPS
Product partnerships with influencers
Featured on Jason Derulo's TikTok (organic)
Flavor partnership with Chrissy Teigen
Addison Rae - 39M
Chrissy Teigen - 30M
Jason Derulo - 50M
bite me.
DOUGHP INC • CONFIDENTIAL INFORMATION
30


DYNAMIC PRODUCT ROADMAP
Building the Doughp Desserts platform
DOUGHP
COOKIE DOUGH DROPS
OLD → NEW
BAKED COOKIES
Häagen-Dazs
2022
2023
2024
2025
Taking our Doughp Drops to market!
Entering retail with our portion-control option. Doughp Drops; 1st edible AND bakeable bites in the market.
Packaging update with new sizes
New packaging with big retail learnings. Smaller size and more affordable price points.
Single serve "dunks" snack pack
Doughp flavors paired with whipped icings, chocolate ganache, or other dessert-style dips for you to "dunk" your dough bites into!
Keep pushing envelope on new flavors, along w/ potential to develop indulgent recipe w/ high protein.
Licensing & new shelf-stable products
Secure a major licensing deal to have a Doughp cookie dough flavor released from one of the top ice cream brands. Releasing baked cookies in our bestselling flavors.
DOUGHP INC • CONFIDENTIAL INFORMATION
31

Forward-looking projections are not guaranteed.


EXPANSIVE CHANNEL OPPORTUNITIES
Endless perfect settings
AIRLINES & AIRPORTS
MOVIE THEATERS
ENTERTAINMENT VENUES
SPORTS STADIUMS
C-STORES
COLLEGES & UNIVERSITIES
The channels for Doughp are endless – as it is a perfect fit for snacking at a diverse set of venues!


RETAIL ROLLOUT
Doors at blue chip retailers are expected to scale nationally
from ~1,000 in 2022 to 2,300+ in 2023E
2021A
2022A
2023E
280
450
225
875
255
405
41
96
20
325
875
TARGET
Walmart
Kroger
COSTCO
HARMONS
meijer
gopuff
DashMart

Forward-looking projections are not guaranteed.


Market Overview
DOUGHP
NAUGHTY & NICE
34


WHAT WE'RE AFTER
A massive market opportunity
Doughp is well-positioned for scale across the indulgent dessert category with 5 years of brand awareness, an incredibly passionate customer base, and a strong mission at the core of the business. You'll see, we're much more than just cookie dough.
Doughp will extend across dry mixes, baked goods, ice cream and other complementary product lines. Doughp products have already launched in the refrigerated and frozen desserts & novelties category that represents $8.8b (+8% y.o.y) (1)
85%
68%

- Fast-growth for new entrants, like Doughp, has been +17% y.o.y $dollar sales (2)
- IRI 2022 report says consumer innovation should focus on: **"Premium at-home indulgent treats in unique flavors."**(4)

- Raw dough snacks are **breaking new ground** by securing **incremental and/or dual** placement in refrigerated & frozen desserts!
- Doughp customer reviews:
  - "Doughp has replaced ice cream for our family"
  - "I've broken up with Ben and Jerry"
  - "BETTER THAN ANY PINT... this has changed my snacking habits"



88%
COOKIE MONSTA

A PREMIUM SEGMENT HAS BROKEN THROUGH
Starting in frozen, massive opportunities in refrigerated.

Doughp is positioned to co-create the frozen market with Ben & Jerry's in **Frozen Novelty Section** AND drive growth in premium segment of **Refrigerated Cookie Dough.**



UNHEALTHY
TRADITION
MISSION
"HEALTHY"
Nestlé
Pillsbury
Traditional
Two sisters
NOT bakeable
BEN&JERRY'S
Environment/Social Justice; but owned by Unilever
Pre-sunken [illegible] recipe, not bakeable.
DOUGHP
Responsible indulgence, party-friendly ingredients but freakin' delicious and Tastes like fresh cookie dough! "chef's kiss"
Female-founded & mission-led
Sobriety story; bringing hope with every bite through #doughp4hope
Edible AND bakeable
Edoughble
"Clean ingredients"
Non-GMO
NOT Bakeable!
Eat Pastry
Vegan
Non-GMO
Environment
Protein option
Sweet Loren's
Female-founded
Cancer survivor
Vegan, gluten-free, and Non-GMO
IMMACULATE
Organic
Gluten Free

RECESSION PROOF
Poised to persevere through challenging markets

- Consumers tend to spend less eating out at restaurants during a recession
  - More time eating in = eating more dessert at home.
  - People crave comfort foods during difficult times.
- Doughp's penetration into Walmart, Costco, and Target provides significant tailwinds during a recession as more shoppers turn towards value channels
  - Expect consumers to be more thoughtful with where they shop, stocking up on household items for the week ahead through value channels.



Consumer Behavior in the 08-09 Recession
Spend less on eating out
Buy at value channels
Buy more affordable treats
Shop retailers that offer more value
Stock up at the beginning of the month
Buy less at convenience stores
= TAILWINDS FOR DOUGHP

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

RECESSION PROOF
CPG Category Sales During Great Recession (1 of 2)

While General Merchandise and Beauty / Personal Care experienced significant sales declines, Frozen & Fresh remained relatively resilient, experiencing an increase in dollar sales and marginal decrease in unit sales.



YoY November 2008
Dollar Sales
Unit Sales
Tailwinds for Doughp
Total CPG: -2.1% / 3.0%
General Merchandise: -9.6% / -6.9%
Beauty/Personal Care: -3.8% / 0.0%
Healthcare: -1.9% / 1.9%
Center Store: -2.2% / 3.3%
Frozen: -0.7% / 3.8%
Fresh/Perishable: -0.6% / 6.3%

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

RECESSION PROOF
CPG Category Sales During Great Recession (2 of 2)

The Cookie category experienced both strong performance through the recession and after the recession compared to most consumer product categories.



Category Performance During and Post-Recession | Volume Sales Impact (Percentage Points)
F&B
Non F&B
Performance Post Recession
Resurgence
Decline
Cookies
Opportunities | Focus on self-care, preventative nutrition, and at-home convenience meals, as these COVID-19-induced trends are likely to continue for the next few years.
Weak
Strong
Performance During Recession

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

RECESSION PROOF
Channel Performance During Recession

Supercenter and Club performed as the best channels during the 08-10 recession, of which Doughp has launched distribution in 2022 (Walmart, Target, & Costco).



% Households Buying by Channel — 2007-8
2007
2008
Doughp Distribution
Grocery: 99.2% 99.0% (-0.2 pts)
Supercenter: 60.8% 65.0% (+4.2 pts)
Mass: 85.5% 82.4% (-3.1 pts)
Club: 49.0% 49.7% (+0.7 pts)
Drug: 77.8% 76.6% (-1.2 pts)
Dollar: 54.2% 54.6% (+0.4 pts)
Convenience: 28.0% 27.7% (-0.3 pts)

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

RECESSION PROOF
CPG Innovation Drives Growth During Recession

CPG brands have proven to be creative and adapt to consumers' changing needs during a recession. Both current and future Doughp products maintain innovative qualities that could attract consumers in a downturn

Coca-Cola	[illegible]
Colgate	[illegible]
Chobani	[illegible]
Cascade	[illegible]
Crayola	[illegible]
OLAY	[illegible]
Crest	[illegible]
Oral-B	[illegible]
Dove, Crest, G	All pushed into adjacent categories to tap into pockets of growth
MAYO	[illegible]
DOUGHP	[illegible]

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022


POST-COVID
Category Performance During Covid
Ice cream and Baking were in the top decile of sales growth during covid, with cookies maintaining sales.
Dollar Sales Performance / May 2020 vs. March 2020
% GROWTH IN $ SALES
% CHANGE IN VARIETY
MUSTARD
ICE CREAM
BAKING
DINNER COOKED
FROZEN SNACKS
MEX CAN SAUCE
HOT SAUCE
FRESH BAKERY
ENERGY DRINKS
BREAKFAST SAUSAGE
CRACKERS
COOKIES
SOUP
Doughp's 50%+ growth from March '20–May '20 matched the overall ice cream category
$400K
$200K
Feb 2020
Mar 2020
Apr 2020
DOUGHP INC • CONFIDENTIAL INFORMATION


Macro Tailwinds
The Consumer and American Household Remain Strong
Consumer confidence sits at 108 as of 9/30/22 compared to 98 at end of 6/30/2022, showing signs of a recovery
Consumer confidence at 108 remains higher than the average through 2020 (101)
Personal Disposable Income measured at $18.4T at 9/30/22, an all-time high and double 2008 levels (pre-Great Recession)
Up 11% from pre-covid levels (2/29/2020) by almost $2T in aggregate
Total Retail Sales of $596bn as of 9/30/22, up 7.8% YoY and 30% since pre-covid (2/29/20)
Total Food & Beverage Retail Sales of $79.5bn as of 9/30/22, an all-time high and 22.5% higher than pre-Covid (2/29/2020)
Consumer Confidence Index
108
F&B Retail Sales
$79.5B
DOUGHP INC • CONFIDENTIAL INFORMATION
42


Financial Ingredients
DOUGHP
LEGIT COOKIE DOUGH
44


THE NUMBERS ARE SWEET
Historical and Projected P&L
Historicals
All brick & mortar stores and associated liabilities are fully released
2022A's revenue flat vs 2021 as:
Projections
DOUGHP INC • CONFIDENTIAL INFORMATION

Forward-looking projections are not guaranteed.


THE NUMBERS ARE SWEET
Retail Unit Economics
Current State
At Scale
Wholesale Price
Production
Product/ Gross Profit
Shipping
Contribution Profit After Shipping
MSRP
% of Rev.
68%
32%
12%
20%
55%
45%
4%
41%
As Doughp's volumes increase, production and shipping marginal costs will decrease, leading to higher contribution margins for the business. In addition, broker fees and trade spend are significantly reduced as the company scales its sales team and increases brand awareness and distribution.
DOUGHP INC • CONFIDENTIAL INFORMATION


THE NUMBERS ARE SWEET
Direct-To-Consumer Unit Economics
Current State
At Scale
% of Rev.
As Doughp's volumes increase, production and fulfillment marginal costs will decrease, leading to higher contribution margins for the business. In addition, significant DTC marketing spend will not be required as brand name awareness grows in the Retail channel
DOUGHP INC • CONFIDENTIAL INFORMATION


TAKES DOUGH TO MAKE DOUGH.
Use of Funds
Raising $618k to continue crushing the dough game.


$618k
Terms on Wefunder page
Talent
R&D
Marketing
12 month use of funds.

Downloads

Doughp Pitch Deck Wefunder 2023.pdf